Exhibit 99.26

LINEAR GOLD CORP

Linear Gold Reports on Initial Metallurgical Test of the Campamento Deposit, Ixhuatan Project, Mexico

January 5, 2007 - Halifax, Nova Scotia – Linear Gold Corp. (LRR.TSX) is pleased to report on initial metallurgical tests of the Campamento Gold Deposit located within its 100% owned Ixhuatan Project in Chiapas, Mexico.  Highlights from the metallurgical testing include:

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Oxide ore: +93% gold recovery by direct cyanide leaching

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Sulphide ore: +93% gold recovery from pressure oxidation followed by cyanide leaching

The Campamento Deposit

The Campamento Deposit is located within the 98,000 hectare Ixhuatan Project, which also hosts the Cerro La Mina, Laguna Chica, Laguna Grande, and Caracol zones on which Linear has intersected significant zones of mineralization.  A new gold bearing district is emerging as drilling continues to identify additional gold resources within the project area.

The Campamento Deposit contains a resource estimate of 852,000 ounces of gold averaging 2.8 grams per tonne in the measured and indicated categories and an additional 374,000 ounces averaging 1.6 grams per tonne in the inferred category, all at a 1.0 grams per tonne gold cutoff, as reported in the 43-101 compliant report by Gary Giroux, P.Eng of Giroux Consultants Limited of Vancouver.  At a cutoff of 1.5 grams per tonne gold, the resource estimate includes 702,000 ounces of gold at an average grade of 4.0 grams per tonne in the measured and indicated categories and an additional 191,000 ounces of gold at an average grade of 2.4 grams per tonne in the inferred category.  The Deposit is characterized by a high-grade core (+3.0 g/t gold) which is enveloped by a lower grade (0.5-3.0 g/t) shell. The deposit is also characterized by an oxide ore zone, which is up to 30 metres thick in places, overlying a sulphide ore. The oxide ore zone represents 198,000 ounces of gold, at an average grade of 3.7 grams per tonne, in the measured and indicated categories of the resource estimate, using a 0.5 grams per tonne cutoff. In the inferred category, the resource estimate includes 56,000 ounces of oxide gold at an average grade of 2.7 grams per tonne at a 0.5 grams per tonne cutoff.

Metallurgical Testing and Results

All metallurgical testing was carried out by Resource Development Inc. (RDi) located in Wheat Ridge, Colorado.

Oxide Ore

Direct cyanide leaching of oxide ore from both the low-grade and high-grade portions of the deposit produced good gold recoveries at 93.5% and 94.8%, respectively. This ore was ground to -150 mesh followed by bottle roll leaching for 48 hours. The majority of the gold leaches in 24 hours, indicating good leaching kinetics. Additional optimization testing will be completed.

Sulphide Ore

A series of tests were completed on both low and high-grade sulphide samples including direct leaching of whole ore, flotation followed by leaching, and oxidation (including pressure, thermal, and biological oxidation) followed by leaching.

Pressure oxidation tests of the whole ore for both the high and low-grade sulphide material followed by cyanidation of the product resulted in good recoveries. The high-grade material returned a 95.0% gold recovery after 30-minute pressure oxidation and a 48-hour leach. The low-grade material returned a 94.6% gold recovery after 2-hour pressure oxidation and a 48 hour leach. This ore was ground to -150 mesh, pressure oxidized and then leached by bottle roll.

To determine the amenability of the deposit to direct whole ore leaching of sulphide ore, one composite sample from the high-grade core and five samples from the lower-grade shell were separately tested.  The samples were ground to -150 mesh followed by bottle roll leaching for 48 hours.

For the high-grade core sample tested (which consisted of a 36-metre composite) the gold recovery was 74.2%. Again, the majority of the gold leached in 24 hours. Additional optimization work will be completed with the object of increasing the recovery from this high-grade core.

For the low-grade shell samples tested, recoveries were low with a maximum recovery of 46.2%. There is some indication that the low recoveries in the direct leaching of the low-grade sulphide ore samples may be related to high arsenic content.  Further metallurgical testing will be carried out to determine if arsenic negatively interferes with recoveries.  High arsenic is not characteristic of the entire low-grade shell.

Ixhuatan Strategy

Since the discovery of the Campamento Deposit, in June 2004, other significant zones of mineralization have been identified by drilling at Ixhuatan including the skarn mineralization at Caracol, oxide gold zones at Laguna Chica and Laguna Grande, and the recently discovered mineralization at Cerro La Mina, where drill holes have intersected significant zones of oxide gold mineralization.  All of these mineralized zones are located within two kilometres of the Campamento Deposit suggesting that the Ixhuatan Project has the potential to become a new mining district hosting multiple deposits.

Exploration drilling at Ixhuatan will focus on expanding the new recognized gold-copper-molybdenum mineralization at Cerro La Mina, both laterally and at depth. Drilling for oxide gold will continue at the Laguna Grande, Laguna Chica and Cerro La Mina zones, where significant oxide gold has been intersected in drill core. Following additional drilling, a resource estimate will be computed later this year on these oxide gold zones.

Additional drilling will also take place at both the Caracol and Cacate zones, where a recently completed deep penetrating IP survey has identified several large untested targets. Previous drilling at the Caracol zone has intersected gold-copper skarn mineralization while soil geochemical data from Cacate is showing a broad zone with elevated gold, copper and molybdenum.

Phil Pyle, Linear’s vice president of exploration states: “We are pleased with the favorable recoveries for both oxide and sulphide ore.  Additional work will now be undertaken to focus on ascertaining whether it may be possible to direct leach a major portion of sulphide ore, particularly where the arsenic levels are low, in order to take full advantage of the Campamento resource. Additional gold intersections identified from recent drilling at the Cerro La Mina, Laguna Grande and Laguna Chica zones will continue to add value to the emerging district at the Ixhuatan project.”

Mr. Richard Addison, P.E. of Pincock, Allen & Holt, consulting engineers, is designated as the Qualified Person having reviewed the metallurgical-testwork-related information in this release.

Linear Gold Corp. is actively exploring for gold and base metals in Mexico, and through a joint venture in the Dominican Republic.

For further information please contact Terry Christopher, Manager Investor Relations, at 1-902-422-1421.

/s/ Wade K.Dawe

Wade K. Dawe, President

The language used in this News Release may contain forward-looking statements that may involve a number of known and unknown risks and uncertainties. Actual events or results could differ materially from the Company’s forward looking statements and expectations.

The TSX Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

European Investor Relations contact:

Nick Fuller or Samantha Fletcher

Fuller Fletcher & Associates Ltd

Tel:  +44 207 256 5204

Fax: +44 207 256 5678

2000 Barrington Street ♦ Suite 502 ♦ Halifax, Nova Scotia ♦ B3J 3K1 ♦ Canada
Tel: 902 422 1421 ♦ Fax: 902 491 4281 ♦ Toll Free: 1 866 546 3272 ♦ ww.lineargoldcorp.com